March 14, 2012

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

450 - 5th Street, N.W.

Washington, DC 20549-1004

Attn: H. Roger Schwall, Assistant Director

Re:	Legend Oil and Gas, Ltd. (the “Company”)

Registration Statement on Form S-3 (SEC File No. 333-178176)

Ladies and Gentlemen:

We hereby request that the above-referenced registration statement be accelerated to become effective by the close of business on Thursday, March 15, 2012, or as soon thereafter as practicable.

We acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

LEGEND OIL AND GAS, LTD.

/s/ James Vandeberg
Chief Financial Officer